As filed with the Securities and Exchange Commission on September 9, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TRICO MARINE SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	72-1252405
(State or other jurisdiction of incorporation of organization)	(I.R.S. Employer Identification No.)

2401 Fountainview, Suite 920

Houston, Texas 77057

(713) 780-9926

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rishi Varma General Counsel, Secretary and Director of Corporate Governance

2401 Fountainview, Suite 920

Houston, Texas 77057

(713) 780-9926

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kevin P. Lewis Vinson & Elkins L.L.P. First City Tower 1001 Fannin, Suite 2300 Houston, Texas 77002-6760 (713) 758-2222	Joseph J. Basile, Jr. Bingham McCutchen L.L.P. 150 Federal Street Boston, MA 02110 (617) 951-8157

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of the registration statement as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common Stock, par value $0.01 per share (offered by the registrant)	4,500,000 shares	$24.125	$108,562,500	$12,777.81
Common Stock, par value $0.01 per share (offered by the selling stockholders)	6,996,200 shares	$24.125	$168,783,325	$19,865.80
Total	11,496,200 shares	$24.125	$277,345,825	$32,643.60

(1)    Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low sales price reported by the OTC Bulletin Board on September 2, 2005.

Pursuant to Rule 429 under the Securities Act of 1933, as amended, the prospectuses herein are combined prospectuses that also relate to Registration Statement No. 333-124478 previously filed by Trico Marine Services, Inc., which was declared effective on May 20, 2005, as to which securities having an aggregate offering price of $229,560,000 remain unsold, and for which the registration fee of $27,019.21 was previously paid. Upon effectiveness, this Registration Statement shall constitute Post-Effective Amendment No. 1 to Registration Statement No. 333-124478.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Securities may not be sold pursuant to this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 9, 2005

PROSPECTUS

4,500,000 Shares of Common Stock

Offered By

TRICO MARINE SERVICES, INC.

Common Stock

6,996,200 Shares of Common Stock

Offered by

the Selling Stockholders

This prospectus relates to the offer and sale from time to time by us of up to 4,500,000 shares of our common stock. Additionally, this prospectus relates to the offer and sale from time to time of up to an aggregate of 6,996,200 shares of our common stock for the account of the selling stockholders identified on pages 14 and 15 of this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is quoted on the OTC Bulletin Board and trades under the symbol “TRMA.” On September 7, 2005, the last reported sales price for our common stock on the OTC Bulletin Board was $24.55 per share.

We and the selling stockholders will offer the common stock in amounts, at prices and on terms to be determined by market conditions at the time of the offerings. We will provide the specific terms of any offering by us, and of certain offerings by the selling stockholders, in supplements to this prospectus. You should read this prospectus and any prospectus supplements carefully before you invest in our common stock. Prospectus supplements may add, update or change information contained in this prospectus.

We or the selling stockholders may sell the common stock directly or through agents, underwriters or dealers, or through a combination of these methods. Please read “Plan of Distribution.” To the extent required, a prospectus supplement will list any agents, underwriters or dealers that may be involved and the compensation they will receive. To the extent required, a prospectus supplement will also state the total amount of money that we or the selling stockholders will receive from selling the common stock being offered, after the expenses of the offering.

Investing in our common stock involves risks. Please read “ Risk Factors” on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                    , 2005

You should rely only on the information contained in this prospectus and those documents incorporated by reference herein. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation or an offer in such jurisdiction. You should not assume that the information contained in this prospectus or any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, on our behalf and on behalf of the selling stockholders listed on pages 14 and 15, utilizing a “shelf” registration process or continuous offering process. Under this shelf registration statement process, we or the selling stockholders may, from time to time, sell the common stock described in this prospectus in one or more offerings. This prospectus provides you with a general description of the common stock that may be offered by us or the selling stockholders. Each time we or a selling stockholder sells common stock, we or the selling stockholder are required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about us or the selling stockholder and, in our case, the terms of the common stock being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to the common stock. Any prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement carefully, including the section entitled “Risk Factors” and our financial statements and the related notes, contained elsewhere or incorporated by reference in this prospectus, together with other additional information described under “Where You Can Find More Information,” before making an investment decision with respect to our common stock.

As used in this prospectus, references to “we,” “us,” “our,” “ours,” “the Company” or “Trico” may, depending on the context, refer to Trico Marine Services, Inc. or to one or more of its consolidated subsidiaries or to all of them taken as a whole.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings also are available to the public over the Internet at the SEC’s Internet website at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

The SEC allows us to incorporate by reference into this prospectus the information we file with the SEC, which means that we may disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, other than current reports (or portions thereof) furnished under Items 2.02 or 7.01 of Form 8-K, until the offering of the common stock is completed.

•	Our Annual Report on Form 10-K for the year ended December 31, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005;

•	Our Current Reports on Form 8-K or Form 8-K/A filed on January 25, 2005, February 22, 2005, March 4, 2005, March 16, 2005, March 21, 2005, April 4, 2005, May 16, 2005, June 16, 2005, August 16, 2005, September 7, 2005 and September 9, 2005; and

•	The description of our common stock contained in our registration statement on Form 8-A filed on April 24, 1996 under Section 12 of the Securities Exchange Act of 1934, as amended by Amendment No. 1 filed on April 28, 2005, and any further amendment to such registration statement or any other report that we may file in the future for the purpose of updating such description.

You may obtain any of these incorporated documents from us without charge, excluding any exhibits to these documents unless the exhibit is specifically incorporated by reference in such document by writing or telephoning us at the following address:

Trico Marine Services, Inc.

2401 Fountainview, Suite 920

Houston, Texas 77057

Attention: Corporate Secretary

(713) 780-9926

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You should rely only on the information contained in this prospectus and those documents incorporated by reference herein. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation or an offer in such jurisdiction. You should not assume that the information contained in this prospectus or any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this prospectus, any prospectus supplement and the documents we have incorporated by reference in this prospectus that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include statements that relate to:

•	our objectives, business plans or strategies, and projected or anticipated benefits or other consequences of such plans or strategies;

•	projected or anticipated benefits from future or past acquisitions; and

•	projections involving revenues, operating results or cash provided from operations, or our anticipated capital expenditures or other capital projects.

You can generally identify forward-looking statements by such terminology as “may,” “will,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “will be,” “will continue” or similar phrases or expressions. We caution you that such statements are only predictions and not guarantees of future performance or events. Actual results may vary materially from anticipated results for a number of reasons, including those stated in “Risk Factors” and in reports that we file with the SEC, which are incorporated by reference in this prospectus.

All forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements above. We disclaim any intent or obligation to update the forward-looking statements contained in this prospectus, whether as a result of receiving new information, the occurrence of future events or otherwise. We caution investors not to place undue reliance on forward-looking statements.

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TRICO MARINE SERVICES, INC.

We are a provider of marine support vessels to the oil and gas industry, primarily in the Gulf of Mexico, Mexico, the North Sea, West Africa and Latin America. As of August 31, 2005, we had a total fleet of 81 vessels, including 48 supply vessels, 10 large capacity platform supply vessels, six large anchor handling, towing and supply vessels, 11 crew boats (including three crew boats we are leasing under ten-year operating leases), and six line-handling vessels. Our diversified fleet of vessels provide a broad range of services, including the transportation of drilling materials, supplies and crews to drilling rigs and other offshore facilities; towing drilling rigs and equipment from one location to another; and support for the construction, installation and maintenance of offshore facilities. Using our larger and more sophisticated vessels, we also provide support for deepwater ROVs (remotely operated vehicles) and well stimulation and maintenance services.

Typically, marine support vessels are priced to the customer on the basis of a daily rate, or “day rate,” regardless of whether a charter contract is for several days or several years. The average day rate of a vessel, or class of vessel, is calculated by dividing its revenues by the total number of days such vessel or class of vessel was under contract during a given period. A vessel’s utilization is the number of days in a period the vessel is under contract as a percentage of the total number of days in such period. Vessel day rates and utilization are generally impacted by vessel demand, availability of vessels in the region and various factors such as vessel size, capacity, horsepower, age and whether a vessel has equipment such as sophisticated dynamic positioning and fire-fighting systems. Vessel demand is most directly impacted by offshore drilling, production and construction activity.

We provide all of our services through our direct and indirect subsidiaries in each of the markets in which we operate. Our domestic subsidiaries include Trico Marine Assets, Inc., which owns all of our vessels operating in the Gulf of Mexico and substantially all of our vessels operating offshore Brazil and offshore West Africa (other than two supply boats), and Trico Marine Operators, Inc., which operates all of our vessels in the Gulf of Mexico. In addition to our domestic operations, we operate internationally through a number of foreign subsidiaries.

Our principal executive offices are located at 2401 Fountainview, Suite 920, Houston, Texas 77057. Our primary telephone number is (713) 780-9926. Our Internet address is www.tricomarine.com. Information contained on our website is not incorporated into this prospectus and is not a part of this prospectus.

OUR EMERGENCE FROM BANKRUPTCY

On March 15, 2005, we and two of our U.S. subsidiaries, Trico Marine Assets, Inc. and Trico Marine Operators, Inc., emerged from bankruptcy proceedings. These proceedings were initiated on December 21, 2004, when we filed “prepackaged” voluntary petitions for reorganization under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York under case numbers 04-17985 through 04-17987. The reorganization was jointly administered under the caption “In re Trico Marine Services, Inc., et al., Case No. 04-17985.” Included in our consolidated financial statements for the year ended December 31, 2004 are subsidiaries operating inside and outside of the United States that did not commence chapter 11 cases or other similar proceedings elsewhere, and were not debtors in any bankruptcy or insolvency proceeding.

Background of Our Prepackaged Plan of Reorganization

In May 2004, we commenced a process to effect the reorganization of our capital structure to align it with our present and future operating prospects, and, together with operational changes made during the same period, to provide us with greater liquidity and a lower cost structure. Our need for a reorganization resulted in part from prior precipitous declines in day rates and utilization, particularly in the U.S. Gulf of Mexico and North Sea markets, leading to substantial deterioration in operating results and cash flows in periods preceding our chapter 11 filing. Although we took steps to enhance our liquidity during this time period, including refinancing long-term debt in 2002, selling vessels in 2003 and 2004 and refinancing our U.S. revolving credit facility in February 2004, our financial and liquidity position continued to deteriorate, primarily due to extremely low demand during those time periods for our vessels in our key markets.

We initiated reorganization discussions with holders of our senior notes and commenced our chapter 11 cases in accordance with the bankruptcy court’s special guidelines for “prepackaged” bankruptcy cases. In November 2004, we announced that we had commenced the formal process of soliciting approvals for a consensual financial reorganization of our company from holders of our senior notes. The senior noteholders voted overwhelmingly to accept the plan of reorganization, with our company receiving acceptances from 99.9% of the eligible creditors who voted on the plan of reorganization.

The Plan of Reorganization

Pursuant to the plan, our senior noteholders received, in exchange for their total claims, 100% of the fully diluted new common stock of the reorganized company, before giving effect to (i) the exercise of warrants distributed to the holders of old common stock pursuant to the plan of reorganization, (ii) options and restricted stock issued under a new employee and director long-term stock incentive plan and (iii) common stock issued to our creditors’ financial advisors in lieu of a cash fee for providing advisory services in connection with our plan of reorganization. Following our reorganization, the sole equity interests in our company consisted of new common stock issued to our former senior noteholders, shares of restricted stock issued to our non-employee directors, warrants issued to the holders of old common stock, and options and restricted stock issued to our employees and directors including the chairman of the board of directors.

Pursuant to the plan of reorganization, holders of our old common stock are entitled to receive, on a pro rata basis, warrants that are exercisable for, in the aggregate, 998,858 shares of our common stock. The warrants are issued in two series, the “Series A Warrants” and the “Series B Warrants.” The Series A Warrants are exercisable until March 15, 2010 for, in the aggregate, 499,429 shares of our common stock, with a per share exercise price of $18.75. The Series B Warrants are exercisable until March 15, 2008 for, in the aggregate, 499,429 shares of our common stock, with an exercise price of $25.00.

On January 19, 2005, the bankruptcy court held a confirmation hearing with respect to the plan of reorganization, during which the court found that our disclosure statement with respect to the plan was adequate in all respects pursuant to the relevant provisions of the bankruptcy code and, on that basis and in accordance with other findings of fact and conclusions of law, confirmed the plan subject to the closing of our credit facility.

Our Emergence From Chapter 11

On February 21, 2005, we entered into a new $75 million credit agreement, comprised of a $55 million term loan and a $20 million revolving credit facility. The credit agreement provides for certain financial and other covenants including, but not limited to, affirmative and negative covenants with respect to additional indebtedness, new liens, declaration or payment of dividends, sales of assets, acquisitions, loans, investments, capital expenditures, maintenance and classification costs, minimum EBITDA, as defined, and maximum leverage ratio. The credit agreement matures on February 21, 2010. We refer to this new $75 million revolving credit facility in this prospectus as the “Exit Credit Facility.”

Following the bankruptcy court hearing approving the Exit Credit Facility and the completion of various post-confirmation financing and corporate governance requirements set forth in the plan of reorganization, we emerged from bankruptcy on March 15, 2005.

In connection with our emergence from chapter 11, and pursuant to the bankruptcy court’s order, our certificate of incorporation and bylaws were amended, four of our directors were replaced by four new directors, our 2004 stock incentive plan was adopted, our Exit Credit Facility became effective, our new common stock was issued and our old common stock was cancelled and holders of our old common stock were given a right to receive warrants for shares of our new common stock, among other events.

R ISK FACTORS

You should consider carefully the following risk factors as well as other information contained in this prospectus, any related prospectus supplement and the documents we have incorporated herein by reference before deciding to invest in our common stock.

This prospectus includes “Forward-Looking Statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included or incorporated by reference in this prospectus, including statements regarding our future financial position, are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will be correct. Important factors that could cause actual results to differ materially from such expectations are disclosed below and elsewhere in this prospectus. Please read “Special Note Regarding Forward-Looking Statements.”

Risks Relating to our Reorganization and Financial Condition

We are highly dependent on external sources of financing and improved cash flow to meet our obligations and reduce our indebtedness in the future. If we are unable to increase our cash flow, we may not be able to meet our obligations under our credit facilities and we may not be able to secure additional financing or have sufficient capital to support our operations.

We have a significant amount of indebtedness. As of June 30, 2005, we had total indebtedness of approximately $131.0 million. During 2003 and 2004, our senior notes and corporate credit ratings were continuously downgraded by both Standard & Poor’s Ratings Services, or S&P, and Moody’s Investors Service, or Moody’s, culminating in the removal of both agencies’ ratings during 2004 and early 2005.

In connection with the reorganization of our company, we entered into an Exit Credit Facility on February 21, 2005. With the completion of the Exit Credit Facility, we believe that cash provided by operations and current unrestricted cash and available credit under our Exit Credit Facility and other bank credit facilities will be sufficient to fund our debt service requirements, working capital and vessel maintenance expenditures until at least December 31, 2005, barring any unforeseen circumstances. However, if activity levels in the Gulf of Mexico and the North Sea revert to those experienced in the recent past, it would require us to depend more heavily on our credit facilities as opposed to cash provided by operations.

Our high level of debt could have important consequences to you, including the following:

•	inability of our current cash generation level to support future interest and principal payments on our existing indebtedness;

•	inadequate cash for other purposes, such as capital expenditures and our other business activities, since we may need to use all or most of the operating cash flow to pay principal and interest on our outstanding debt;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in demand for our vessels and the marine transportation business, including mobilizing vessels between market areas;

•	restricting us from making acquisitions or exploiting business opportunities;

•	placing us at a competitive disadvantage compared to our competitors that have less debt relative to their operating scale;

•	limiting, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds, dispose of assets or pay cash dividends; and

•	the potential of receiving an audit opinion with a “going concern” explanatory paragraph from our independent registered public accounting firm.

In the longer term, our ability to pay debt service and other contractual obligations will depend on improving our future performance and cash flow generation, which in turn will be affected by prevailing economic and industry conditions and financial, business and other factors, many of which are beyond our control. If we have difficulty providing for debt service or other contractual obligations in the future, we will be forced to take actions such as reducing or delaying capital expenditures, reducing costs, selling assets, refinancing or reorganizing our debt or other obligations and seeking additional equity capital, or any combination of the above. We may not be able to take any of these actions on satisfactory terms, or at all.

Our financial and other covenants under our Exit Credit Facility may limit operating flexibility and our ability to obtain additional financing.

The Exit Credit Facility provides for certain financial and other covenants including affirmative and negative covenants with respect to additional indebtedness, new liens, declaration or payment of dividends, sales of assets, acquisitions, loans, investments, capital expenditures, maintenance and classification costs, minimum EBITDA, as defined, and maximum leverage ratio. Payment on the debt outstanding under our Exit Credit Facility may be accelerated following certain events of default including, but not limited to, failure to make payments when due, noncompliance with covenants, breaches of representations and warranties, commencement of insolvency proceedings, entry of judgment in excess of $5 million and occurrence of a material adverse event. For a more detailed description of the terms of our Exit Credit Facility, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

Day rates in the Gulf of Mexico and our other geographic markets have fluctuated significantly in the last several years. If day rates or utilization levels for our U.S. fleet were to decline from current levels, we may have difficulty satisfying the covenant in the Exit Credit Facility relating to our earnings before interest, taxes, depreciation and amortization, as defined, for our U.S. operations. In particular, if operating results in the U.S. deteriorate (because, for example, day rates decline, utilization declines, expenses increase, or some combination of any or all of the above), we may have difficulty meeting the covenant in 2005. If our U.S. operations have difficulty complying with these covenants based on their operating results, then we will likely need to repatriate cash from our Norwegian subsidiaries to comply with the covenant. Please read “We may not be able to repatriate funds from Norway to fund our U.S. operations, which will negatively impact our cash flows and limit our operational flexibility” below. If we were not able to repatriate a sufficient amount of cash from our Norwegian subsidiaries, we could default on our Exit Credit Facility, which could lead to our bankruptcy and/or insolvency.

Our credit agreements contain strict covenants that limit many aspects of our operations, which may require us to seek waivers, amendments or consents frequently in the ordinary course of our business, and may lead to the unintentional breach of one or more of these covenants from time to time. If we violate any of these covenants and we are unable to obtain a waiver, then our lenders may declare amounts outstanding under our credit agreements to be immediately due and payable.

A significant number of covenants under our credit facilities limit many aspect of our operations, including our ability to incur additional indebtedness or liens, and place restrictions on certain activities including disposing of property, declaring dividends, re-flagging vessels outside the U.S., sales of assets, making investments and entering into unapproved joint ventures, in each case without the consent of the lenders. In addition, other covenants restrict the amount of capital expenditures and maintenance and marine inspection costs that may be incurred and impose minimum EBITDA requirements and maximum leverage ratios. During the normal course of operating our business, we may not always be able to comply with one or more of these covenants, and therefore may need to seek waivers, amendments or consents from our lenders. While we have amended our Exit Credit Facility and/or obtained waivers thereunder five times since March 15, 2005, in order to permit us to consummate a transaction or to cure inadvertent defaults or potential defaults, there is no assurance that our lenders will waive covenants for future potential transactions or future breaches of these covenants, or that such waivers will be obtained without the payment of fees, which could be substantial. If we are unable to obtain a waiver of any future violations, our lenders could declare all amounts outstanding under our credit agreements to be immediately due and payable. Moreover, substantially all of our debt has customary cross-default provisions, which means that an event of default under one of our debt instruments may trigger defaults under our other debt instruments. If such an event were to occur, we would not have sufficient financial resources to repay our indebtedness and our ability to operate our business would be substantially impaired.

We may not be able to repatriate funds from Norway to fund our U.S. operations, which will negatively impact our cash flows and limit our operational flexibility.

Our Norwegian subsidiaries currently generate substantially all of our profits and our cash flow from operations, and from time to time we generate substantial liquidity in these subsidiaries. Our ability to repatriate funds depends on a number of factors, including:

•	The availability of cash at our Norwegian subsidiary, or availability under the Norwegian Kroner, or NOK, revolving credit facility ($40.8 million available at June 30, 2005)

•	Our compliance with certain provisions in the Exit Credit Facility that effectively restrict the amounts we are permitted to repatriate to a maximum of NOK 200 million ($30.6 million at June 30, 2005) or less, under certain circumstances.

•	Our ability to comply with the funded debt to operating income plus depreciation and amortization covenant ratios in our Norwegian subsidiary’s NOK 150 million term loan and Trico Supply Bank Facility following completion of the repatriation. We refer to our Norwegian subsidiary’s term loan in this prospectus as the “NOK Term Loan.”

The available borrowing capacity under the Trico Supply Bank Facility was limited to approximately $40.8 million at June 30, 2005.

Assuming that we are otherwise able to repatriate funds from Norway to the U.S., in order to do so in a tax-efficient manner we would also be required to:

•	obtain the consent of our lenders under the NOK Term Loan and Trico Supply Bank Facility;

•	reduce the paid-in-capital in one of our Norwegian subsidiaries without the incurrence of tax or other consequences by national regulating and taxing authorities in Norway; and

•	put an intercompany note in place.

As of June 30, 2005, no reduction of paid-in-capital has occurred that would permit us to repatriate funds in a tax-efficient manner.

We may not be able to satisfy one or more of these conditions, and as a result we may not be able to repatriate funds from our Norwegian subsidiaries in a tax-efficient manner, or at all. This inability could materially and adversely affect our U.S. cash and liquidity position and, in certain circumstance, could result, alone or in combination with other circumstances, in a default under our Exit Credit Facility.

We may face material tax consequences or assessments in countries in which we operate. If a tax assessment is levied against us, then our net income and cash available to service our credit facilities or repay them when due could be substantially reduced.

We have received tax assessments in Brazil during the past two years, and may receive additional assessments in the future. Our Brazilian subsidiary received tax assessments from Brazilian state tax authorities totaling approximately 26.2 million Reais ($11.2 million at June 30, 2005) in the aggregate. The tax assessments are based on the premise that certain services provided in Brazilian federal waters are considered taxable by certain Brazilian states as transportation services and are subject to a state tax. If the courts in these jurisdictions uphold the assessments, it would have a material adverse affect on our net income, liquidity and operating results. We do not believe any liability in connection with these matters is probable and, accordingly have not accrued for these assessments or any potential interest charges for the potential liabilities.

Our business segments have been capitalized and are financed on a stand-alone basis, which may hinder efficient utilization of available financial resources.

In general, we operate through two primary operating segments, the U.S. Gulf of Mexico and the North Sea. These business segments have been capitalized and are financed on a stand-alone basis. Debt covenants and the Norwegian shipping tax regime preclude us from effectively transferring the financial resources from one segment for the benefit of the other. Over the past three years, our U.S. Gulf of Mexico operating segment has incurred significant losses while operating under a significant debt burden, and has not been able to utilize the financial resources of our North Sea operating segment, which carried a lower level of debt during that time period.

In an effort to maintain adequate funds for operations in the U.S., we have initiated the process of implementing a method to repatriate funds from Norway; however, there are substantial obstacles that we must overcome to achieve a funds transfer in a tax-efficient manner, including certain restrictions under our Exit Credit Facility, and there can be no assurance as to the success of such efforts. For a discussion of the difficulties of repatriating funds from Norway, please read “We may not be able to repatriate funds from Norway to fund our U.S. operations, which will negatively impact our cash flows and limit our operational flexibility” above.

Financial statements for periods subsequent to our emergence from bankruptcy will not be comparable to those of prior periods, which will make it difficult for stockholders to assess our performance in relation to prior periods.

Upon emergence from bankruptcy, the amounts reported in financial statements for periods subsequent to the date we emerged from chapter 11 will materially change. This change is due primarily to:

•	the reorganization of our assets and liabilities as of March 15, 2005, the effective date of our plan of reorganization; and

•	the application of the provisions of Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” which is commonly referred to as “fresh-start” accounting.

For example, as part of our fresh-start accounting adjustments, our long-lived assets will be reduced based on the fair market values assigned to our reorganized liabilities and current assets, and based upon a total equity value of $110.0 million as of March 15, 2005. Changes in accounting principles required under generally accepted accounting principles within twelve months of emerging from bankruptcy are required to be adopted as of the date of emergence from chapter 11 bankruptcy protection. Additionally, we elected to make other changes in accounting practices and policies effective as of March 15, 2005. For all these reasons, our financial statements for periods subsequent to March 15, 2005 will not be comparable to those of prior periods.

The costs associated with our reorganization will negatively impact our cash flows from operations for 2005.

We have incurred significant costs associated with our reorganization in 2004 and 2005. We paid fees to our financial advisors of approximately $2.5 million in cash after successfully completing our reorganization and we paid an additional $3.1 million in legal fees during 2005 related to our reorganization. In April 2005, the financial advisor of our creditors elected to receive its fee in common stock, and we issued 100,000 shares of our common stock to such financial advisor to settle the obligation. These costs have had a significant negative effect on our cash flows from operations during 2005, and fees paid to financial advisors in the form of our common stock have diluted the value of our outstanding common stock.

Currency fluctuations could adversely affect our financial condition and results of operations.

Due to the size of our international operations, a significant percentage of our business is conducted in currencies other than the U.S. Dollar. We primarily are exposed to fluctuations in the foreign currency exchange rates of the NOK, the British Pound, the Brazilian Real and the Nigerian Naira. Changes in the value of these currencies relative to the U.S. Dollar could result in translation adjustments reflected as comprehensive income or losses on our balance sheet. Due to the fluctuation of these currencies, primarily the NOK, we incurred a favorable accumulated foreign currency translation adjustment of $17.7 million, $10.6 million and $71.5 million in 2004, 2003 and 2002, respectively, and we incurred an unfavorable accumulated foreign currency translation adjustment of $6.4 million for the six months ended June 30, 2005. In addition, translation gains and losses could contribute to fluctuations in our results of operations. We recognized foreign exchange losses of $0.3 million, $0.9 million, and $1.4 million for 2004, 2003 and 2002, respectively, and we recognized a foreign exchange loss of $0.2 million for the six months ended June 30, 2005. Future fluctuations in these and other foreign currencies may result in additional foreign exchange gains or losses, and could have a material adverse impact on our financial position.

Our ability to issue primary shares in the equity capital markets for the benefit of the Company in the short-term could be limited by the terms of our registration rights agreement with certain of our existing common stockholders. Additionally, these stockholders may sell a large number of shares of new common stock in the public market, which may depress the market price of our stock.

In connection with our plan of reorganization, we agreed, subject to certain limitations and conditions, to register up to 10,000,000 shares of new common stock held by certain former holders of our senior notes. Under the terms of the registration rights agreement, we may be prohibited from effecting certain transactions in our common stock, including any public offering of our common stock, while these stockholders are effecting an underwritten offering of their common stock. As a result, our ability to access the equity capital markets at times when we believe the market is favorable could be limited, and we may have to access other sources of liquidity, such as our credit facility, even if those sources are less attractive to us than selling primary shares of our common stock in the market.

These stockholders will have the ability to sell a substantial number of shares of common stock in the market during a short time period. Sales of a substantial number of shares of common stock in the trading markets, whether in a single transaction or series of transactions, or the possibility that these sales may occur, could reduce the market price of our outstanding common stock.

The level of trading activity in our common stock may be reduced because the market for and liquidity of our shares may be volatile and is limited.

On March 15, 2005, we exited chapter 11 bankruptcy protection and issued shares of new common stock, which currently are trading on the OTC Bulletin Board. Holders of shares of our new common stock may find that the liquidity of our common stock is impaired as compared with the liquidity of securities listed on the NASDAQ National Market or one of the national or regional exchanges in the United States. This impairment of liquidity may result in significant fluctuations in the bid and ask prices for our common stock. As a result, an investor may find it difficult to dispose of, or obtain accurate quotations as to the value of, our common stock. While we anticipate listing our common stock on the NASDAQ National Market or another exchange at some time in the future, it is impossible at this time to predict when, if ever, such application will be made or whether such application will be successful. Additionally, provisions in our charter limit the aggregate amount of our capital stock that may be owned by non-U.S. citizens to 24.99%, which may further reduce the market for and liquidity of our common stock.

Risks Relating to our Operations

Our fleet includes many older vessels that require increased levels of maintenance and capital expenditures to maintain them in good operating condition and the fleet may be subject to a higher likelihood of mechanical failure, inability to economically return to service or requirement to be scrapped.

As of June 30, 2005, the average age of our vessels was 18 years. A vessel’s age is determined based on the date of construction, provided that the vessel has not undergone a substantial refurbishment. If a major refurbishment is performed that significantly increases the estimated life of the vessel, we calculate the vessel’s age based on an average of the construction date and the refurbishment date. As the age of our fleet increases, additional maintenance and capital expenditures will be required to keep our vessels in good operating condition. As of June 30, 2005, we also had 17 cold-stacked vessels that will require additional maintenance and capital expenditures to return to service. A number of markets in which we operate, as well as other markets in which we desire to operate, have age limitations, which could adversely affect our ability to successfully market our older vessels. If we are unable to successfully market our older vessels, then our operations and financial condition may be adversely affected.

Increases in size, quality and quantity of the offshore vessel fleet in areas where we operate could increase competition for charters and lower day rates, which would adversely affect our revenues and profitability.

Charter rates for marine support vessels in our market areas also depend on the supply of vessels. Excess vessel capacity in the offshore support vessel industry is primarily the result of either construction of new vessels or the mobilization of existing vessels into fully saturated markets. In recent years, we have been subject to increased competition from both new vessel constructions, particularly in the Gulf and the North Sea, as well as vessels mobilizing into regions in which we operate. For example, certain of our competitors have announced plans to construct new U.S.-flagged offshore supply vessels and foreign-flagged offshore supply vessels. A remobilization to the U.S. Gulf of Mexico of U.S.-flagged offshore supply vessels operating in other regions or a repeal or significant modification of the Jones Act or the administrative erosion of its benefits, permitting offshore supply vessels that are either foreign-flagged, foreign-built, foreign-owned or foreign-operated to engage in the U.S. coastwise trade, would also result in an increase in capacity. Any increase in the supply of offshore supply vessels, whether through new construction, refurbishment or conversion of vessels from other uses, remobilization or changes in law or its application, could increase competition for charters and lower day rates, which would adversely affect our revenues and profitability.

Operating internationally poses uncertain hazards that increase our operating expenses.

Our international operations are subject to a number of risks inherent to any business operating in foreign countries. These risks include, among others:

•	Political instability;

•	Potential improper acts under the Foreign Corrupt Practices Act, specifically in developing countries;

•	Potential vessel seizure or nationalization of assets;

•	Currency restrictions;

•	Import and export quotas and other forms of public and governmental regulation;

•	Lack of ability to collect amounts owed; and

•	Terrorist attacks.

We cannot predict the nature and the likelihood of any such events. However, if any of these or other similar events should occur, it could have a material adverse effect on our financial condition and results of operations.

Our operations are subject to operating hazards and unforeseen interruptions for which we may not be adequately insured.

Marine support vessels are subject to operating risks such as catastrophic marine disaster, natural disasters (including Hurricane Katrina), adverse weather conditions, mechanical failure, crew negligence, collisions, oil and hazardous substance spills and navigation errors. The occurrence of any of these events may result in damage to or loss of our vessels and our vessels’ tow or cargo or other property and in injury to passengers and personnel. Such occurrences may also result in a significant increase in operating costs or liability to third parties. We maintain insurance coverage against certain of these risks, which our management considers to be customary in the industry. We can make no assurances that we can renew our existing insurance coverage at commercially reasonable rates or that such coverage will be adequate to cover future claims that may arise. In addition, concerns about terrorist attacks, as well as other factors, have caused significant increases in the cost of our insurance coverage.

Our operations are subject to federal, state, local and other laws and regulations that could require us to make substantial expenditures.

We must comply with federal, state and local regulations, as well as certain international conventions, the rules and regulations of certain private industry organizations and agencies, and laws and regulations in jurisdictions in which our vessels operate and are registered. These regulations govern worker health and safety and the manning, construction and operation of vessels. These organizations establish safety criteria and are authorized to investigate vessel accidents and recommend approved safety standards. If we fail to comply with the requirements of any of these laws or the rules or regulations of these agencies and organizations, we could be subject to substantial administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctive relief.

Our operations also are subject to federal, state and local laws and regulations that control the discharge of pollutants into the environment and that otherwise relate to environmental protection. While our insurance policies provide coverage for accidental occurrence of seepage and pollution or clean up and containment of the foregoing, pollution and similar environmental risks generally are not fully insurable. We may incur substantial costs in complying with such laws and regulations, and noncompliance can subject us to substantial liabilities. The laws and regulations applicable to us and our operations may change. If we violate any such laws or regulations, this could result in significant liability to us. In addition, any amendment to such laws or regulations that mandates more stringent compliance standards would likely cause an increase in our vessel operating expenses.

Our employees are covered by federal laws that may subject us to job-related claims in addition to those provided by state laws.

Some of our employees are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws preempt state workers’ compensation laws and permit these employees and their representatives to pursue actions against employers for job-related incidents in federal courts. Because we are not generally protected by the limits imposed by state workers’ compensation statutes, we may have greater exposure for any claims made by these employees or their representatives.

We are exposed to the credit risks of our key customers, and nonpayment by our customers could adversely affect our financial condition or results of operations.

We are subject to risks of loss resulting from nonpayment or nonperformance by our customers. Any material nonpayment or nonperformance by our key customers could adversely affect our financial condition, results of operations, and could reduce our ability to pay interest on, or the principal of, our credit facilities. If any of our key customers default on their obligations to us, our financial results could be adversely affected. Furthermore, some of our customers may be highly leveraged and subject to their own operating and regulatory risks.

The loss of a key customer could have an adverse impact on our financial results.

Our operations in the North Sea, West Africa and Latin America depend on the continuing business of a limited number of key customers. For the year ended December 31, 2004, our largest customer comprised approximately 6.1% of our total revenues. Our results of operations could be materially adversely affected if any of our key customers in these regions terminate their contracts with us, fail to renew our existing contracts or refuse to award new contracts to us.

The loss of key personnel may reduce operational efficiency and negatively impact our results of operations.

We depend on the continued services of our executive officers and other key management personnel, the loss of any of whom could result in inefficiencies in our operations, lost business opportunities or the loss of one or more customers. Our chapter 11 reorganization process impaired our ability to retain staff and negatively impacted our ability to recruit new personnel, and these effects may continue for an unspecified period after our exit from chapter 11. For example, our former Chief Executive Officer, Thomas E. Fairley, resigned effective March 31, 2005. If we continue to lose key personnel, then our ability to operate our business efficiently may be impaired and our results of operations may be negatively impacted.

Our marine operations are seasonal and depend, in part, on weather conditions. As a result, our results of operations will vary throughout the year.

In the Gulf, we historically have enjoyed our highest utilization rates during the second and third quarters, as mild weather provides favorable conditions for offshore exploration, development and construction. In the North Sea, adverse weather conditions during the winter months generally curtail offshore development operations. Activity in the Gulf may be subject to stoppages for hurricanes, particularly during the period ranging from June to November. Accordingly, the results of any one quarter are not necessarily indicative of annual results or continuing trends.

Hurricane Katrina and its aftermath may reduce operational efficiency and negatively impact our results of operations.

The impact of Hurricane Katrina on our operations remains difficult to assess despite having sustained no damage to our vessels in the Gulf of Mexico due to the storm and its aftermath. Our inability to maintain electrical power and communications services in our Houma, Louisiana office for prolonged periods of time as a result of the storm and its aftermath, could result in inefficiencies in our operations, lost business opportunities or the loss of one or more customers, which would negatively impact our results of operations.

Unionization efforts could increase our costs or limit our flexibility.

On June 30, 2005, approximately 60% of our employees worldwide were working under collective bargaining agreements, all of whom were working in Norway, the United Kingdom, Brazil and Nigeria. Efforts have been made from time to time to unionize other portions of our workforce, including workers in the Gulf of Mexico. Any such unionization could increase our costs or limit our flexibility.

The removal or reduction of the reimbursement of labor costs by the Norwegian government may adversely affect our costs to operate our vessels in the North Sea.

During July 2003, the Norwegian government began partially reimbursing us for labor costs associated with the operation of our vessels. In 2004, these reimbursements totaled $5.5 million. If this benefit is reduced or removed entirely, our direct operating costs will increase substantially and negatively impact our profitability.

Risks Relating to our Industry

We are dependent on the oil and gas industry. Changes in the level of exploration and production expenditures and in oil and gas prices and industry perceptions about future oil and gas prices could materially decrease our cash flows and reduce our ability to service our credit facilities.

Our revenues are primarily generated from entities operating in the oil and gas industry in the Gulf of Mexico, the North Sea, West Africa, and Latin America. Since our revenues are primarily generated from customers having similar economic interests, our operations are susceptible to market volatility resulting from economic or other changes to the oil and gas industry (including the impact of Hurricane Katrina). Changes in the level of exploration and production expenditures and in oil and gas prices and industry perceptions about future oil and gas prices could materially decrease our cash flows and reduce our ability to service our credit facilities.

Demand for our services depends heavily on activity in offshore oil and gas exploration, development and production. The level of exploration and development typically is tracked by the “rig count” in our market areas. The offshore rig count is ultimately the driving force behind the day rates and utilization in any given period. A reduction in the offshore rig count and day rates could be delayed or prolonged if we enter into long-term contracts for our vessels. This is particularly relevant to the North Sea market, where contracts tend to be longer in duration. The continuation of low levels of activity in the Gulf and other areas in which we operate may adversely affect the demand for our marine support services, and may reduce our revenues and negatively impact our cash flows. If market conditions were to decline in market areas in which we operate, it could require us to evaluate the recoverability of our long-lived assets, which may result in write-offs or write-downs on our vessels that may be material individually or in the aggregate.

The marine support service industry is highly competitive. If our competitors are able to supply services to our customers at a lower price, then we may have to reduce our day rates, which would reduce our revenues.

Our industry is highly competitive. Certain of our competitors have significantly greater financial resources than us and more experience operating in international areas. Competition in the marine support services industry primarily involves factors such as:

•	price, service and reputation of vessel operators and crews; and

•	the quality and availability of vessels of the type and size required by the customer.

Any reduction in day rates offered by our competitors may cause us to reduce our day rates, which will negatively impact our results of operations.

Risks Relating to the Ownership of our Common Stock

Our charter documents include provisions limiting the rights of foreign owners of our capital stock.

Our restated certificate of incorporation provides that no shares held by or for the benefit of persons who are non-U.S. citizens that are determined, collectively with all other shares so held, to be in excess of 24.99% of our outstanding capital stock (or any class thereof) are entitled to vote or to receive or accrue rights to any dividends or other distributions of assets paid or payable to the other holders of our capital stock. Those shares determined to be in excess of 24.99% shall be the shares determined by our board of directors to have become so owned most recently. In addition, our restated certificate of incorporation provides that, at the option of our board, we may redeem such excess shares for cash or for promissory notes of our company with maturities not to exceed ten years and bearing interest at the then-applicable rate for U.S. treasury instruments of the same tenor. U.S. law currently requires that less than 25% of the capital stock of our company (or of any other provider of domestic maritime support vessels) may be owned directly or indirectly by persons who are non-U.S. citizens. If this charter provision is ineffective, then ownership of 25% or more of our capital stock by non-U.S. citizens could result in the loss of our permits to engage in coastwise trade, which would negatively affect our Gulf of Mexico business. Please read “Description of Our Capital Stock—Certain Charter and Bylaw Provisions—Limitation on Foreign Ownership of Our Stock.”

Some anti-takeover provisions contained in our charter and under Delaware laws could hinder a takeover attempt.

        We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware prohibiting, under some circumstances, publicly-held Delaware corporations from engaging in business combinations with some stockholders for a specified period of time without the approval of (i) our board of directors prior, or (ii) the holders of two thirds of our outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short-term, to the interests of the stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock. Our certificate of incorporation and bylaws contain provisions relating to the limitations of liability and indemnification of our directors and officers, dividing our board of directors into classes of directors and providing that our stockholders can take action only at a duly called annual or special meeting of stockholders. These provisions also may have the effect of deterring hostile takeovers or delaying, deferring or preventing a change in control of our Company.

USE OF PROCEEDS

Except as may be stated in the applicable prospectus supplement, we intend to use the net proceeds we receive from any sale of securities by us under this prospectus to repay our outstanding indebtedness and, to the extent permitted under our credit agreements, for general corporate purposes. We will not receive any proceeds from the sale of the shares of common stock that may be offered by the selling stockholders.

DESCRIPTION OF OUR CAPITAL STOCK

General

Our authorized capital stock consists of twenty-five million shares of common stock, $0.01 par value per share, and five million shares of preferred stock, $0.01 par value per share, issuable in series. As of August 26, 2005, 10,298,555 shares of our common stock were issued and outstanding, and no shares of preferred stock were issued or outstanding. Our common stock is quoted on the OTC Bulletin Board.

The following description of our capital stock is qualified in its entirety by reference to our Second Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws, copies of which are filed as exhibits to this prospectus. References in this prospectus to our certificate of incorporation or bylaws means our certificate of incorporation and bylaws as amended.

Common Stock

Each holder of common stock is entitled to one vote for each share of common stock held of record on all matters on which stockholders are entitled to vote; stockholders may not cumulate votes for the election of directors. Subject to the prior rights and preferences, if any, applicable to shares of the preferred stock that may be issued by us, holders of our common stock shall be entitled to receive such dividends as may be declared thereon by our board of directors at any time and from time to time. We have never paid cash dividends on our common stock and do not anticipate paying dividends for the foreseeable future. In addition, our credit agreements contain provisions that prohibit us from paying dividends on our common stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of our company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of preferred stock, the holders of our common stock shall be entitled to receive all of our remaining net assets available for distribution to our stockholders, ratably in proportion to the number of shares of our common stock held by them.

Preferred Stock

Our board of directors has the authority, without approval of our stockholders, to issue shares of preferred stock in one or more series and to fix the designation, number of shares and rights, preferences and limitations of each series. The affirmative vote of at least five directors is required to approve any issuance of preferred stock. We may issue preferred stock only for cash consideration. Among the specific matters that may be determined by our board of directors are the dividend rights, the redemption price, if any, the terms of a sinking fund, if any, the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, conversion rights, if any, and voting powers, if any. Holders of our preferred stock shall not be entitled to vote separately as a class with respect to any amendment to our certificate of incorporation (as amended) to increase the number of authorized shares of preferred stock.

Certain Charter and Bylaw Provisions

Classified Board of Directors. Our board of directors consists of three staggered classes of directors, to be as nearly equal in size as is possible, with each class to be elected by the holders of our common stock at every third annual meeting subsequent to the meeting at which they were duly elected.

Board of Directors. Our certificate of incorporation provides that the number of directors shall be seven and shall thereafter be enlarged or reduced only with the approval of the holders of at least two-thirds of the voting power of all outstanding shares of our capital stock. Pursuant to our certificate of incorporation, a vote of a majority of all of our then-outstanding shares of capital stock entitled to vote at an election of directors is required to remove a director with cause and a vote of two-thirds of all of our then-outstanding shares of capital stock entitled to vote at an election of directors is required to remove a director without cause. Our certificate of incorporation also provides that newly created directorships resulting from an increase in the size of our board of directors and any vacancy occurring on our board of directors as a result of the removal of a director shall be filled by vote of our stockholders.

Stockholder Action by Unanimous Consent. Our certificate of incorporation provides that stockholder action may be taken only at an annual or special meeting of our stockholders or by unanimous written consent of our stockholders. As a result, our stockholders may not act upon any matter except at a duly called meeting or by unanimous written consent.

Amendments to the Certificate of Incorporation and Bylaws. Prior to March 15, 2008, the affirmative vote of the holders of at least two-thirds of the voting power of all of our then-outstanding shares of capital stock shall be required to adopt, amend, or repeal any provision of our certificate of incorporation and, at any time, the affirmative vote of at least two-thirds of the voting power of all of our then-outstanding shares of capital stock shall be required to adopt, amend or repeal our bylaws.

Advance Notice of Stockholder Nominations and Stockholder Business. Our bylaws permit our stockholders to nominate a person for election as a director or bring other matters before a stockholders’ meeting only if such stockholder (i) is a stockholder of record at the time of giving of notice required by our bylaws, (ii) shall be entitled to vote at such meeting and (iii) complies with the notice procedures set forth in our bylaws and described in more detail below.

Stockholder Proposals. Notice from a stockholder intending to propose business (other than the nomination of directors) at a meeting of our stockholders must be furnished to our corporate secretary not less than 120 days prior to the anniversary of the preceding annual meeting of our stockholders if the stockholder wishes to have his proposal included in our proxy statement for such meeting, or not less than 30 days prior to the anniversary date of the proxy statement for the preceding annual meeting of our stockholders otherwise, subject to certain exceptions applicable principally to special meetings. The stockholder’s notice to our corporate secretary must contain as to each matter (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name and address, as they appear on our books, of the stockholder proposing such business, (iii) the acquisition date, the class and the number of shares of our voting stock which are owned beneficially by the stockholder, (iv) any material interest of the stockholder in such business and (v) a representation that the stockholder intends to appear in person or by proxy at the meeting to bring the proposed business before the meeting.

Stockholder Nominations. In the case of nominations for directors, the notice from the stockholder must be furnished to our corporate secretary, in the case of an annual meeting, not less than 30 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of our stockholders and, in the case of a special meeting, not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever first occurs. Such notice must also include as to each person whom the stockholder proposes to nominate for election or re-election as a director all information relating to the person that is required to be disclosed in solicitations for proxies for election of directors, or is otherwise required, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including the written consent of such person to be named in the proxy statement as a nominee and to serve as a director if elected). At the request of any officer of our company, any person nominated by our board of directors for election as a director shall furnish to our corporate secretary the information required to be set forth in a stockholder’s notice of nomination which pertains to the nominee.

With respect to a nomination for a director, the chairman of the meeting of stockholders shall, if facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures set forth in our bylaws. If the Chairman of our board of directors should so determine, the Chairman shall so declare to the meeting and the defective nomination shall be disregarded.

Special Meetings of the Stockholders. Our bylaws permit special meetings of stockholders to be called for any purpose or purposes by the Chairman of our board, by our Chief Executive Officer, or by a majority of our board of directors. Our bylaws also require our Secretary to call a special meeting within fifteen days of receipt of a request from any three or more holders of record of our capital stock entitled to vote at such meeting, provided that: (i) each such holder is unaffiliated with the other and hold at least 1% of such stock, and (ii) that holders collectively hold at least 30% of such stock in the aggregate. Such notices required to state the business proposed to be transacted at the special meeting, and business transacted at a special meeting shall be confined to the purpose(s) stated in such notice. Written notice of the place, date, hour and purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote thereat not less than ten nor more than sixty days before the date of the meeting. The notice may be delivered either personally or by mail.

Section 203 of the DGCL. We are not subject to Section 203 of the Delaware General Corporation Law, which prohibits Delaware corporations from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person other than such corporation and any of its majority owned subsidiaries who own 15% or more of any class or series of stock entitled to vote generally in the election of directors, unless, among other exceptions, the transaction is approved by (i) our board of directors prior to the date the interested stockholder obtained such status or (ii) the holders of two thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares owned by the interested stockholder.

Limitation on Foreign Ownership of Our Stock. Our restated certificate of incorporation provides that no shares held by or for the benefit of persons who are non-U.S. citizens that are determined, collectively with all other shares so held, to be in excess of 24.99% of our outstanding capital stock (or any class thereof) are entitled to vote or to receive or accrue rights to any dividends or other distributions of assets paid or payable to the other holders of our capital stock. Those shares determined to be in excess of 24.99% shall be the shares determined by our board of directors to have become so owned most recently. In addition, our restated certificate of incorporation provides that, at the option of our board, we may redeem such excess shares for cash or for promissory notes of our company with maturities not to exceed ten years and bearing interest at the then-applicable rate for U.S. treasury instruments of the same tenor. U.S. law currently requires that less than 25% of the capital stock of our company (or of any other provider of domestic maritime support vessels) may be owned directly or indirectly by persons who are non-U.S. citizens. Ownership of 25% or more of our capital stock by non-U.S. citizens could result in the loss of our permits to engage in coastwise trade.

Potential Anti-Takeover Effects. The separation of our board of directors into classes, the super-majority requirement for amending our certificate of incorporation and bylaws and for increasing the size of our board, the limitation of stockholder action by written consent to situations where such action is unanimous, and the existence of authorized but unissued common stock and undesignated preferred stock each may have the effect of delaying, deferring or preventing a change in control of our company, and thereby protecting the continuity of our management.

SELLING STOCKHOLDERS

In addition to shares of common stock that are offered by us, shares of our common stock are being offered by the selling stockholders listed in the table below or referred to in a prospectus supplement. On March 15, 2005, we issued the common stock being offered hereby pursuant to our plan of reorganization and in reliance upon Section 1145 of Title 11 of the United States Code.

The selling stockholders may offer and sell, from time to time, any or all of the shares of common stock listed next to their names in the appropriate column of the table below. The following table, which we have prepared based on information provided to us by the applicable selling stockholders, sets forth the name, number of shares of common stock beneficially owned by the selling stockholders intending to sell the common stock and the number of shares of common stock to be offered. We have not sought to verify the information provided to us by the selling stockholders. Unless set forth below, none of the selling stockholders selling in connection with this prospectus or any related prospectus supplement has held any position or office with, been employed by, or otherwise has had a material relationship with us, our predecessor or any of our affiliates during the three years prior to the date of this prospectus or any related prospectus supplement.

Name (1)	Number of Shares of Common Stock Owned Prior to this Offering	Number of Shares of Common Stock that May be Sold Hereby
AIG Annuity Insurance Company	185,000	185,000
Cargill Financial Services International, Inc.	80,000	80,000
Corporate High Yield Fund, Inc.	75,000	75,000
Corporate High Yield Fund III, Inc.	80,000	80,000
Corporate High Yield Fund V, Inc.	129,000	129,000
Corporate High Yield Fund VI, Inc.	136,000	136,000
Debt Strategies Fund, Inc	240,000	240,000
Floating Rate Income Strategies Fund, Inc.	160,000	160,000
Highland Crusader Offshore Partners, L.P.	411,800	411,800
Kistefos AS	2,121,600	2,121,600
Merrill Lynch Bond Fund, Inc. – High Income Portfolio	641,680	641,680
Merrill Lynch Global Investment Series: Income Strategies Portfolio, Inc.	240,000	240,000
Merrill Lynch Master US High Yield Trust	240,600	240,600
Merrill Lynch World Income Fund, Inc.	18,720	18,720
MLIFF US Dollar High Yield Bond Portfolio	21,000	21,000
Moore Credit Fund (Master), L.P.	784,800	784,800
Schroder Credit Renaissance Fund Limited	400,000	400,000
Schroder Credit Renaissance Fund L.P.	70,000	70,000
SunAmerica Income Funds – SunAmerica High Yield Bond Fund	168,000	168,000
SunAmerica Income Funds – SunAmerica Strategic Bond Fund	20,000	20,000
SunAmerica Life Insurance Company	370,000	370,000
SunAmerica Series Trust – SunAmerica High Yield Bond Portfolio	165,000	165,000
The Variable Annuity Life Insurance Company	185,000	185,000

Name	Number of Shares of Common Stock Owned Prior to this Offering	Number of Shares of Common Stock that May be Sold Hereby
VALIC Company II – High Yield Bond Fund	37,000	37,000
VALIC Company II – Strategic Bond Fund	16,000	16,000

Total (2)	6,996,200	6,996,200

(1)	Each of the selling stockholders listed in the table is a former beneficial owner of our 8 7/8% Senior Notes due 2012. Pursuant to our plan of reorganization, the senior noteholders received, in exchange for their total claims, 100% of the common stock of the reorganized company. For a more detailed discussion of the plan of reorganization, please read “Our Emergence From Bankruptcy - The Plan of Reorganization” on page 2 of this prospectus.

(2)	The maximum number of shares that may be sold by the selling stockholders under this prospectus or any related prospectus supplement will not exceed 6,996,200.

Assuming that the selling stockholders sell all of the common stock listed in the table above in this offering, we believe that, excluding any additional shares that any such selling stockholders may purchase, the selling stockholders will not own any shares of our common stock upon completion of this offering. If a selling stockholder does not sell all of the shares of common stock offered by this prospectus or if a selling stockholder purchases additional shares of our common stock, actual ownership after the offering may be 1% or more of our outstanding common stock.

PLAN OF DISTRIBUTION

Distributions by the Company

We may sell common stock pursuant to this prospectus in or outside the United States through underwriters or dealers, through agents, in private sales directly to one or more purchasers (including our existing stockholders in a rights offering), or in a combination of any of the foregoing transactions. A prospectus supplement relating to any offering of the common stock will include the following information:

•	the terms of the offering;

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the common stock from us or the selling stockholder;

•	the net proceeds to us or the selling stockholder from the sale of the common stock;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Distributions by the Selling Stockholders

Distributions of the common stock by the selling stockholders, or by their partners, pledgees, donees, transferees or other successors in interest, may from time to time be offered for sale either through underwriters, dealers or agents, directly by such person or entities, on any exchange on which the common stock may from time to time be traded, or in the over-the-counter market, or otherwise. The methods by which the common stock may be sold include:

•	a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	exchange distributions and/or secondary distributions;

•	underwritten transactions;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	transactions “at the market” to or through market makers in our common stock or into an existing market for the common stock;

•	transactions not involving market makers or established trading markets, including direct sales or privately negotiated transactions;

•	transactions in options, swaps or other derivatives that may or may not be listed on an exchange; and

•	in a combination of any of the foregoing.

Such transactions may be effected by the selling stockholders at market prices prevailing at the time of sale or at negotiated prices. The selling stockholders may effect such transactions by selling the common stock to underwriters or to or through broker-dealers, and such underwriters or broker-dealers may receive compensation in the form of discounts or commissions from the selling stockholders and may receive commissions from the purchasers of the common stock for whom they may act as agent.

In connection with sales of the common stock under this prospectus, the selling stockholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders also may engage in short sales, short sales against the box, puts and calls and other transactions in common stock, or derivatives thereof, and may sell and deliver their common stock in connection therewith, or loan or pledge the common stock to broker-dealers that in turn may sell them. In addition, the selling stockholders may from time to time sell their common stock in transactions permitted by Rule 144 under the Securities Act of 1933, as amended.

Sale Through Underwriters or Dealers

If we or the selling stockholders use underwriters in the sale of common stock, the underwriters will acquire the common stock for their own account. The underwriters may resell the common stock from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer common stock to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we or the selling stockholders inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the common stock will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered shares of common stock if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the common stock in the open market. These transactions may include stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the offered common stock or preventing or retarding a decline in the market price of the offered common stock. As a result, the price of the offered common stock may be higher than the price that might otherwise exist in the open market.

If we or the selling stockholders use dealers in the sale of the common stock, the common stock will be sold directly to them as principals. They may then resell the common stock to the public at varying prices determined by the dealers at the time of resale.

Direct Sales and Sales Through Agents

We or the selling stockholders may sell the common stock directly. In this case, no underwriters or agents would be involved. We or the selling stockholders may also sell the common stock directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, with respect to any sale of the common stock.

We or the selling stockholders may sell the common stock through agents we designate from time to time. Unless we or the selling stockholders inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

Sales Exempt from Registration

Our common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, or for resale under Section 1145 of Title 11 of the United States Code without registration may be sold by the selling stockholders under Rule 144 or Section 1145 rather than pursuant to this prospectus.

Delayed Delivery Contracts

If we or the selling stockholders so indicate in the prospectus supplement, we or the selling stockholders may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase common stock from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We have informed the selling stockholders that they are legally required to deliver copies of this prospectus in connection with any sale of the common stock registered hereunder in accordance with applicable prospectus delivery requirements.

As of the date of this prospectus, neither we nor any selling stockholder has engaged any underwriter, broker, dealer or agent in connection with the distribution of common stock pursuant to this prospectus. To the extent required, the number of shares of common stock to be sold, the purchase price, the name of any applicable agent, broker, dealer or underwriter and any applicable commissions with respect to a particular offer will be set forth in the applicable prospectus supplement. The aggregate net proceeds to the selling stockholders from the sale of their common stock offered hereby will be the sale price of those shares, less any commissions, if any, and other expenses of issuance and distribution not borne by us.

Under our registration rights agreement with the selling stockholders, we are required to bear the expenses relating to this offering, subject to limited exceptions specified in the registration rights agreement.

We have agreed to indemnify the selling stockholders and their respective controlling persons against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. The selling stockholders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the common stock against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended. We will not receive any of the proceeds from the sale by the selling stockholders of the shares offered by this prospectus.

This offering by the selling stockholders will terminate on the date specified in our registration rights agreement with the selling stockholders, or, if earlier, on the date on which the selling stockholders have sold all of their shares.

To comply with certain state securities laws, if applicable, the shares offered by this prospectus will not be sold in a particular state unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with, and, if so required, will only be sold in that state through registered or licensed brokers or dealers.

VALIDITY OF COMMON STOCK

The validity of the shares offered by this prospectus has been passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Any underwriter will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

Set forth below are the expenses (all of which are to be paid by us) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the amounts set forth below are estimates:

Securities and Exchange Commission registration fee	$32,644
Legal fees and expenses	75,000
Accounting fees and expenses	50,000
Printing expenses	50,000
Miscellaneous	7,981

TOTAL	$215,625

Item 15. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Our bylaws provide that indemnification shall be to the fullest extent permitted by the DGCL for all current or former directors or officers of Trico.

As permitted by the DGCL, the certificate of incorporation provides that directors of Trico shall have no personal liability to Trico or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to Trico or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided under Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit.

In addition, we have entered into indemnification agreements with our directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors, other than liabilities arising from willful misconduct of culpable nature, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors’ insurance if available on reasonable terms.

Item 16. Exhibits.

(a)	Exhibits:

1.1	*	—	Form of Underwriting Agreement.

2.1		—	Joint Prepackaged Plan of Reorganization of the Company, Trico Marine Assets, Inc. and Trico Marine Operators, Inc. under Chapter 11 of the United States Bankruptcy Code (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K dated November 12, 2004).

2.2		—	Plan Support Agreement, as amended, dated September 8, 2004 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated September 10, 2004).

4.1		—	Instruments which define the rights of holders of long-term debt, of the Company and all of its consolidated subsidiaries, are not filed herewith pursuant to Regulation S-K, Item 601(b)(4)(iii)(A). Pursuant to this regulation, we hereby agree to furnish a copy of any such instrument not filed herewith to the SEC upon request.

4.2		—	Second Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K dated March 16, 2005).

4.3		—	Third Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K dated June 16, 2005).

4.4		—	Specimen common stock Certificate (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated May 16, 2005).

4.5		—	Registration Rights Agreement, dated as of March 15, 2005, by and among the Company and the Holders named therein (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated March 16, 2005).

4.6		—	Warrant Agreement, dated March 15, 2005 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated March 16, 2005).

4.7		—	Form of Series A Warrant (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K dated March 16, 2005, as amended by the Company’s Current Report on Form 8-K/A dated March 21, 2005).

4.8		—	Form of Series B Warrant (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K dated March 16, 2005, as amended by the Company’s Current Report on Form 8-K/A dated March 21, 2005).

5.1	**	—	Opinion of Vinson & Elkins L.L.P.

23.1	**	—	Consent of PricewaterhouseCoopers LLP.

23.2	**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1 hereto)

24.1	**	—	Power of Attorney (included on the signature page to this Registration Statement)

*	To be filed by amendment or as an exhibit to a Current Report on Form 8-K.
**	Filed herewith.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 9th day of September, 2005.

TRICO MARINE SERVICES, INC.

By:	/s/ TREVOR TURBIDY
Name:	Trevor Turbidy
Title:	President and Chief Executive Officer

The undersigned directors and officers of Trico Marine Services, Inc. (“Trico”) do hereby constitute and appoint Joseph S. Compofelice and Trevor Turbidy, and each of them, with full power of substitution, our true and lawful attorneys-in-fact and agents to do any and all acts and things in our name and behalf in our capacities as directors and officers, and to execute any and all instruments for us and in our names in the capacities as directors and officers, and to execute any and all instruments for us and in our names in the capacities indicated below which such person may deem necessary or advisable to enable Trico to comply with the Securities Act of 1933, as amended (the “Act”) and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but not limited to, power and authority to sign for us, or any of us, in the capacities indicated below and any and all amendments hereto; and we do hereby ratify and confirm all that such person or persons shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.

Signature	Title	Date
/S/ TREVOR TURBIDY Trevor Turbidy	President and Chief Executive Officer (Principal Executive Officer)	September 9, 2005

/S/ GEOFF A. JONES Geoff A. Jones	Chief Financial Officer (Principal Financial and Accounting Officer)	September 9, 2005

/S/ JOSEPH S. COMPOFELICE Joseph S. Compofelice	Director	September 9, 2005

/S/ PER STAEHR Per Staehr	Director	September 9, 2005

Richard A. Bachmann	Director

/S/ EDWARD C. HUTCHESON, JR. Edward C. Hutcheson, Jr.	Director	September 9, 2005

/S/ MYLES W. SCOGGINS Myles W. Scoggins	Director	September 9, 2005

/S/ KENNETH M. BURKE Kenneth M. Burke	Director	September 9, 2005

INDEX TO EXHIBITS

1.1	*	—	Form of Underwriting Agreement.

2.1		—	Joint Prepackaged Plan of Reorganization of the Company, Trico Marine Assets, Inc. and Trico Marine Operators, Inc. under Chapter 11 of the United States Bankruptcy Code (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K dated November 12, 2004).

2.2		—	Plan Support Agreement, as amended, dated September 8, 2004 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K dated September 10, 2004).

4.1		—	Instruments which define the rights of holders of long-term debt, of the Company and all of its consolidated subsidiaries, are not filed herewith pursuant to Regulation S-K, Item 601(b)(4)(iii)(A). Pursuant to this regulation, we hereby agree to furnish a copy of any such instrument not filed herewith to the SEC upon request.

4.2		—	Second Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K dated March 16, 2005).

4.3		—	Second Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K dated March 16, 2005).

4.4		—	Specimen common stock Certificate (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated May 16, 2005).

4.5		—	Registration Rights Agreement, dated as of March 15, 2005, by and among the Company and the Holders named therein (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K dated March 16, 2005).

4.6		—	Warrant Agreement, dated March 15, 2005 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated March 16, 2005).

4.7		—	Form of Series A Warrant (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K dated March 16, 2005, as amended by the Company’s Current Report on Form 8-K/A dated March 21, 2005).

4.8		—	Form of Series B Warrant (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K dated March 16, 2005, as amended by the Company’s Current Report on Form 8-K/A dated March 21, 2005).

5.1	**	—	Opinion of Vinson & Elkins L.L.P.

23.1	**	—	Consent of PricewaterhouseCoopers LLP.

23.2	**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1 hereto)

24.1	**	—	Power of Attorney (included on the signature page to this Registration Statement)

*	To be filed by amendment or as an exhibit to a Current Report on Form 8-K.
**	Filed herewith.